                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   2  )*
                                           -----


                           Boston Life Sciences, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   100843408
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 100843408                   13G                PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      STROME SUSSKIND INVESTMENT MANAGEMENT, L.P.
      95-4450882
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          160,897
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          160,897

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      160,897

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      1.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IA, PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 100843408                   13G                PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SSCO, INC.
      95-4450883
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          160,897
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          160,897

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      160,897

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      1.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO, HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 100843408                   13G                PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MARK E. STROME
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          160,897
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          160,897

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      160,897

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      1.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN, HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                                    Page 5 of 11
Item 1 (a)  Name of Issuer:

            Boston Life Sciences, Inc.

Item 1 (b)  Address of Issuer's Principal Executive Offices:

            31 Newberry Street, Suite 300
            Boston, MA 02116

Item 2 (a)  Name of Person Filing:  This statement is being filed by:

            a.   Strome-Susskind Investment Management, L.P. ("SSIM")

            b.   SSCO, Inc. ("SSCO"); and

            c.   Mark E. Strome ("Strome")

            collectively the "Reporting Persons".

            SSIM is a Delaware limited partnership and a registered investment adviser. SSIM is the sole general partner of and investment adviser to two investment limited partnerships, and is also the investment adviser to two offshore investment corporations. The investment limited partnerships and the offshore investment corporations (collectively referred to hereinafter as the "Entities") have the right to acquire 139,375 shares of the common stock of Boston Life Sciences, Inc. ("BLSI") pursuant to certain warrants which are presently exercisable. In addition, the Entities have an option contract pursuant to which they can presently acquire warrants that are presently exercisable and would allow the Entities to acquire an additional 2,686 shares of BLSI common stock. The option contract also gives the Entities the right to acquire 107.438 shares of the preferred stock of BLSI. The preferred stock is presently convertible into 175.3771 shares of BLSI common stock for each share of preferred stock. Therefore, the Entities beneficially own 160,897 shares of the common stock (the "Stock") of BLSI (computed in accordance with Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended). Based upon BLSI's Form 10-Q dated June 30, 1997, as of the date hereof, the Entities beneficially own approximately 1.3% of the common stock of BLSI (similarly computed).

            SSCO is the sole general partner of SSIM. The Mark E. Strome Living Trust, dated 01/16/97 (the "Trust") is the controlling shareholder of SSCO. Mark E. Strome is the settlor and a trustee of the Trust.

            SSIM's beneficial ownership of the Stock is direct because of its general partnership interests in the investment limited partnerships that directly own the options and warrants presently convertible into shares of the Stock. SSIM also has direct beneficial ownership of the Stock as a result of its discretionary authority to buy, sell and vote shares of such Stock for its investment advisory clients (i.e., the Entities). SSCO's and Strome's beneficial ownership are indirect as a result of their ownership of SSIM, and is reported solely because Rule 13d-1(a) and (b) promulgated under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a
            Schedule 13G within the specific time period. The answers on blocks 6, 8, 9 and 11 on pages 3 and 4 above and in response to item 4 by SSCO and Strome are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Stock by SSIM and the relationship of SSCO and Strome to SSIM.

            Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

Item 2 (b)  Address of Principal Business Office or, if none, Residence:

            a.   100 Wilshire Blvd., 15th Fl.  Santa Monica, CA  90401

            b.   100 Wilshire Blvd., 15th Fl.  Santa Monica, CA  90401

            c.   100 Wilshire Blvd., 15th Fl.  Santa Monica, CA  90401

Item 2 (c)  Citizenship:

            a. Strome-Susskind Investment Management, L.P.; Delaware limited partnership

            b.   SSCO, Inc.; Delaware corporation

            c.   Mark E. Strome; United States

Item 2 (d)  Title of Class of Securities:

            Common Stock

Item 2 (e)  CUSIP Number:

            100843408

Item 3.     Statement Concerning Filings Pursuant to Rule 13d-1(b) or 13d-2(b):

            (e)   x  Investment Adviser
                  -
            (g)   x  Parent Holding Company [controlling shareholders] [See
                  -
                     Item 7]

Item 4.     Ownership:

            (a) Amount Beneficially Owned: Reporting Persons each directly or indirectly beneficially own 160,897 shares of Stock. The Entities' and SSIM's beneficial ownership is direct and SSCO's and Strome's beneficial ownership is indirect.

            (b)   Percent of Class:   1.3%

            (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:   0

            (ii)  shared power to vote or to direct the vote:

            The Reporting Persons share with each other the power to vote all 160,897 shares of Stock for which they have direct or indirect beneficial ownership. No other person has the power to vote such shares.

            (iii)  sole power to dispose or to direct the disposition of:   0

            (iv)   shared power to dispose or to direct the disposition of:

            The Reporting Persons share with each other the power to dispose of all 160,897 shares for which they have direct or indirect beneficial ownership. They do not share this power with any other person.

Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person[s] ha[ve] ceased to be the beneficial owner[s] of more than five percent of the class of securities check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          SSCO and Strome are each considered the equivalent of a parent holding company for purposes of this Schedule 13G. SSIM, a registered investment adviser, is considered SSCO's and Strome's subsidiary. See Exhibit B.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable

Item 9.   Notice of Dissolution of Group:

          Not Applicable

Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          /s/ Jeffrey S. Lambert
          -------------------------------------------
          Mark E. Strome

          STROME SUSSKIND INVESTMENT MANAGEMENT, L.P.
          By SSCO, Inc., its General Partner


          By: /s/ Jeffrey S. Lambert
             -------------------------------------------
             Jeffrey S. Lambert, Chief Financial Officer

          SSCO, INC.

          By: /s/ Jeffrey S. Lambert
             -------------------------------------------
             Jeffrey S. Lambert, Chief Financial Officer

         Date:  11/7/97
              -----------

                                    EXHIBITS


EXHIBIT A   Statement With Respect to Joint Filing of Schedule 13G

EXHIBIT B   Identification and Classification of Subsidiary Which Acquired
            Security Being Reported On By the Parent Holding Company

                                   EXHIBIT A

              JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f) (1)
              ----------------------------------------------------

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers states that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:   November 7, 1997



/s/ Jeffrey S. Lambert
-------------------------------------------
Mark E. Strome

STROME SUSSKIND INVESTMENT MANAGEMENT, L.P.
By SSCO, Inc., its General Partner

By: /s/ Jeffrey S. Lambert
    -------------------------------------------
    Jeffrey S. Lambert, Chief Financial Officer

SSCO, INC.

By: /s/ Jeffrey S. Lambert
    -------------------------------------------
    Jeffrey S. Lambert, Chief Financial Officer

                                   EXHIBIT B

             Identification and Classification of Subsidiary Which Acquired Security Being Reported On By the Parent Holding Company


SSIM, a registered investment adviser, acquired "beneficial ownership" of the securities being reported on as a result of its discretionary authority to acquire, dispose and (with respect to certain of such securities) vote the securities being reported on. Under a series of SEC no-action letters, including the letter issued to Warren Buffet and Berkshire Hathaway, Inc. (available December 18, 1987), SSCO and Strome are each considered the equivalent of a parent holding company of SSIM and are therefore eligible to report their indirect beneficial ownership in such shares on Schedule 13G.

                          POWER OF ATTORNEY FORMS FOR
                      SCHEDULES 13D AND 13G AND FORM 13F


I, Mark E. Strome in may individual capacity and as a principal of Strome Susskind Investment Management, L.P., hereby appoint Jeffrey S. Lambert as attorney-in-fact and agent, in all capacities, to execute, on my behalf and on behalf of Strome Susskind Investment Management, L.P. and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D and 13G and Forms 13F and documents relating thereto required to be filed under the Securities Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein. I hereby grant to said attorney-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

     I hereby execute this Power of Attorney as of this 12th day of August, 1994.



                                         /s/ Mark E. Strome
                                         ------------------------
                                         Mark E. Strome